UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-41891

Vast Renewables Limited

(Translation of registrant’s name into English)

226-230 Liverpool Street,

Darlinghurst, NSW 2010,

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

EXPLANATORY NOTE

On December 18, 2023 (the “Closing Date”), Vast Renewables Limited, an Australian public company limited by shares (f/k/a Vast Solar Pty Ltd, an Australian proprietary company limited by shares) (“Vast”), consummated the previously announced business combination pursuant to the Business Combination Agreement, dated as of February 14, 2023, as amended as of October 19, 2023 (the “Business Combination Agreement,” and the transactions contemplated thereby, the “Business Combination”), by and among Vast, Nabors Energy Transition Corp., a Delaware corporation (“NETC”), Neptune Merger Sub, Inc., a Delaware corporation and wholly owned direct subsidiary of Vast (“Merger Sub”), Nabors Energy Transition Sponsor LLC, a Delaware limited liability company (solely with respect to Sections 5.20, 7.10(a) and 7.16 thereto), and Nabors Industries Ltd. (solely with respect to Sections 7.8(d) and 7.18 thereto), pursuant to which, among other things and subject to the terms and conditions contained therein, Merger Sub merged with and into NETC, with NETC continuing as the surviving corporation and a wholly owned direct subsidiary of Vast.

Beginning on December 19, 2023, the Vast ordinary shares and the Vast public warrants will be traded on The Nasdaq Stock Market LLC under the symbols “VSTE” and “VSTEW”, respectively.

Stockholders of NETC holding 9,046,025 shares of NETC’s Class A common stock exercised their right to redeem such shares for a pro rata portion of the funds in NETC’s trust account. As a result, approximately $99,432,989.08 (or approximately $10.99 per share) will be removed from the trust account to pay such holders.

On December 18, 2023, the Company issued a press release titled, “Vast and Nabors Energy Transition Corp. Announce Closing of Business Combination, Establishing Public Concentrated Solar Thermal Power Company.” A copy of this press release is attached as Exhibit 99.1 to this Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release, dated December 18, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vast Renewables Limited

By:	/s/ Craig Wood
Name:	Craig Wood
Title:	Chief Executive Officer

Date: December 18, 2023

[Signature Page to Closing 6-K]